UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GLOBAL TRAFFIC NETWORK, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
37947B 10 3
(CUSIP Number)
William L. Yde III
Global Traffic Network
880 Third Avenue, Sixth Floor
New York, NY 10022
(212) 896-1255

With a copy to:

Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
(612-672-8200)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37947B 10 3

1	NAMES OF REPORTING PERSONS William L. Yde III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (shares held by the Reporting Person prior to the Issuer’s initial public offering) PF — with respect to 413,428 shares held by the Johander Trust

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,912,739

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,912,739

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,912,739

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	37947B 10 3

ITEM 1.	SECURITY AND ISSUER
This statement relates to the common stock, $.001 par value, of Global Traffic Network, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 880 Third Avenue, Sixth Floor, New York, NY 10022.

ITEM 2.	IDENTITY AND BACKGROUND
This Schedule 13D is being filed by William L. Yde III. The principal business address for Mr. Yde is 880 Third Avenue, Sixth Floor, New York, NY 10022. Mr. Yde is the Issuer’s Chairman of the Board, Chief Executive Officer and President.
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Yde is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION
The shares of the Issuer subject to this Statement are held by the Reporting Person solely for investment purposes.
Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when the Reporting Person deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

CUSIP No.	37947B 10 3
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER
(a) and (b)	Mr. Yde beneficially owns 2,912,739 shares. He has sole voting and dispositive power with respect to 2,186,747 of such shares, and he has the power to vote an additional 725,992 shares through certain voting agreements.
According to information provided by the Issuer in its most recently filed proxy statement, as of January 14, 2010, the Issuer had 18,309,834 shares outstanding. Based upon this information, Mr. Yde is the beneficial owner of 15.9% of the Issuer’s outstanding shares.
c. TRANSACTIONS WITHIN THE LAST 60 DAYS
The Reporting Person has had no transactions within the last 60 days.
d.	Not applicable.

e.	Not applicable.

CUSIP No.	37947B 10 3

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
As of December 31, 2009, in addition to the 2,186,747 shares of the Company’s common stock that he holds directly, Mr. Yde has the right to vote (i) 30,000 shares held by Thomas M. Gilligan pursuant to a Voting Agreement dated January 11, 2001, as amended, by and between Messrs. Yde and Gilligan; and (ii) 695,992 shares held by the Robert L. Johander Irrevocable Trust u/a/d December 18, 2003 (the “Johander Trust”), pursuant to a Voting Agreement dated September 30, 2005 by and between Mr. Yde and the Johander Trust.

ITEM 7.	EXHIBITS.
10.1	Voting Agreement dated January 11, 2001, as amended, by and between William L. Yde III and Thomas M. Gilligan, (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by Mr. Yde on April 3, 2006).

10.2	Voting Agreement dated September 30, 2005, by and between William L. Yde III and the Robert L. Johander Revocable Trust u/a/d December 18, 2003 (incorporated by reference to Exhibit 10.2 to the Schedule 13D filed by Mr. Yde on April 3, 2006).

CUSIP No.	37947B 10 3
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	/s/ William L. Yde III
William L. Yde III